UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   August 2005            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated August 26, 2005

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: August 30, 2005	By: /s/ Bruce Winfield Bruce Winfield, President and CEO

PORTAL RETAINS COAL HARBOR COMMUNICATIONS

Portal Resources Ltd. (TSX-V: PDO) is pleased to announce that, subject to regulatory approval, it has retained the services of Coal Harbor Communications Inc. (“Coal Harbor”) to provide investor relations services for the Company.

The principal of Coal Harbor is Mr. Dale Paruk, an experienced investor and public relations professional. Coal Harbor will distribute news and information on Portal and provide consistent and timely contact with the Company’s shareholders, investors and industry professionals.

Coal Harbor maintains its offices in Vancouver, British Columbia and works closely with financial analysts, advisors and investors in Canada and the United States.

Coal Harbor will receive a fee of $5,000 per month over a one year term and a 50,000 share stock option exercisable for one year at $0.70. Coal Harbor Communications Inc. and Dale Paruk are at arm’s-length to Portal Resources Ltd.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.